RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel
January 14, 2010

VIA EDGAR AND FACSIMILE

Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Retalix Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 22, 2009 (the “Filing”)
File No. 000-29742

Dear Ms. Mills-Apenteng:

The purpose of this letter is to acknowledge receipt yesterday of your letter dated September 30, 2009 with respect to the Filing.  Although we understand your letter was originally sent on September 30, 2009, the Company did not receive the letter at that time.  Rather, the Company only received the letter on January 13, 2010 after it was faxed a second time.  Accordingly, per your discussion yesterday with our counsel, the Company will respond to the comments in your letter within 10 business days of the Company’s receipt of the letter.

Please call me at 972-(9) 776-6677 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Harvey E. Bines, Esq. at (617) 338-2828, if you have any questions or require additional information prior to receiving the Company’s responses to the comments in your letter regarding the Filing.

Respectfully,

RETALIX LTD.

By: /s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer

cc:	Harvey E. Bines, Esq.
Howard E. Berkenblit, Esq.